Cheryl Wilson
Manager, Client Services
Telephone: 403.265.0208 ext.422
cwilson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

November 15, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	ANGLO-CANADIAN URANIUM CORP.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual General Meeting of Shareholders for the subject company.

1.	ISIN:	CA03512N1042
	CUSIP:	03512N104

2.	Date Fixed for the Meeting:	January 14, 2008

3.	Record Date For Notice:	December 10, 2007

4.	Record Date For Voting:	December 10, 2007

5.	Beneficial Ownership Determination Date:	December 10, 2007

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY